Exhibit 12.1

	Three Months Ended	Year Ended December 31,
	3/31/2018	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
Earnings:
Income before income taxes	$310.6	$1,282.1	$965.9	$1,195.9	$885.3	$851.2
Add loss from unconsolidated equity method investment	—	27.4	6.1	—	—	—
Add distributed income of unconsolidated equity method investment	—	0.7	0.1	—	—	—
Less Minority Interest	(0.2)	(0.6)	(0.6)	(0.5)	(0.3)	(0.2)
Interest expense	95.6	368.5	377.5	371.7	355.1	367.3
Interest component of rent	7.3	24.4	18.9	17.9	16.4	15.9
Capitalized interest	(0.8)	(6.5)	(6.2)	(6.8)	(6.4)	(7.3)

Total earnings for ratio	$412.5	$1,696.0	$1,361.7	$1,578.2	$1,250.1	$1,226.9

Fixed Charges:
Interest expense	$95.6	$368.5	$377.5	$371.7	$355.1	$367.3
Interest component of rent	7.3	24.4	18.9	17.9	16.4	15.9

Total interest for ratio	$102.9	$392.9	$396.4	$389.6	$371.5	$383.2

Ratio of earnings to fixed charges	4.0	4.3	3.4	4.1	3.4	3.2